January 30, 2017

VIA EDGAR

Mr. Larry Spirgel, Assistant Director

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F. Street, N.E.

Washington, D.C. 20549

Re:	NTN Buzztime, Inc. (the “Company”)
Registration Statement on Form S-3 (File No. 333-215271)

Mr. Spirgel:

In accordance with Rule 461 under the Securities Act of 1933, the undersigned respectfully requests that the effective date for the registration statement referred to above be accelerated so that it will be declared effective at 4:00 p.m. Eastern Time on February 2, 2017, or as soon thereafter as is practicable.

If you have any questions regarding this request, please contact the Company’s securities counsel, Edwin Astudillo (edwin@breakwaterlawgroup.com; 619.318.9987) or me (sandra.gurrola@buzztime.com; 760.930.1168).

Sincerely,

NTN Buzztime, Inc.

/s/ Sandra Gurrola
Sandra Gurrola
Vice President of Finance

cc:	Courtney Lindsay, U.S. Securities and Exchange Commission
Edwin Astudillo, Breakwater Law Group, LLP (via e-mail)